                                                                    EXHIBIT 99.1


(VIVENDI LOGO)

NOTE: THIS PRESS RELEASE CONTAINS CONSOLIDATED RESULTS THAT ARE UNAUDITED. THE RESULTS ARE ESTABLISHED UNDER FRENCH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (FRENCH-GAAP).

               VIVENDI UNIVERSAL: EARNINGS FOR FIRST QUARTER 2003

PARIS, JUNE 17, 2003 - Vivendi Universal's (PARIS BOURSE: EX FP; NYSE:V) performance for the first quarter of 2003 showed significant progress compared to a year ago:

         -        NET LOSS WAS REDUCED from E 815 million to E 319 million.
                  ADJUSTED NET INCOME(1) WAS CLOSE TO BREAK EVEN, with the loss declining from E 182 million to E 56 million. This improvement was largely driven by the IMPROVEMENTS IN THE OPERATING INCOME OF RETAINED BUSINESSES WHICH GREW TO E 844 MILLION, UP 39% AGAINST E 607 MILLION ON A PRO FORMA BASIS(2).

         - CASH-FLOW FROM OPERATIONS(3) WAS SIGNIFICANTLY ABOVE EXPECTATIONS at E 928 million.

         - NET DEBT(4) at March 31, 2003 was IN LINE WITH EXPECTATIONS at E 15.3 billion (including the E 4 billion acquisition of 26% of Cegetel Group on January 23, 2003). This compares to net debt of approximately E 35 billion as of June 30, 2002. As of May 31, 2003, estimated net debt was approximately E 14 billion.

                                        *
                                       **

Vivendi Universal reiterates its full year 2003 operating guidance, despite the negative impact of the euro/dollar exchange rate:

         -        VERY STRONG GROWTH IN OPERATING INCOME;

         -        STRONG IMPROVEMENT IN CASH FLOW FROM OPERATIONS;

         -        RETURN TO PROFIT EXCLUDING NON-RECURRING ITEMS AND GOODWILL.

--------
1 For reconciliation of net income (loss) to adjusted net income (loss) please refer to the table in the supplementary schedules attached to this release.

2 The pro forma information illustrates the effect of the acquisition of the entertainment assets of USA Networks, Inc. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement (formerly named Vivendi Environnement) using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal

3 Net cash provided by operating activities net of capital expenditures and before financing costs and taxes.

4 French GAAP gross debt less cash and cash equivalents.

COMMENTS ON THE GROUP'S EARNINGS:

NET LOSS has been reduced from E 815 million in the first quarter 2002 to E 319 million in the first quarter 2003. The adjusted net income in the first quarter 2003 is close to break even at E (56) million, compared to a loss of E 182 million a year earlier. The improvement in adjusted net income has been driven by a significant increase in the OPERATING INCOME of the current businesses(5):

         - The operating income was E 844 million for the first quarter of 2003.

         - On a pro forma basis, i.e., excluding Veolia Environnement (formerly named Vivendi Environnement) and the Vivendi Universal Publishing businesses sold in 2002 and 2003, and including VUE as if the USA Networks entertainment assets had been acquired as of January 1, 2002, the Q1 2002 operating income was E 607 million.

         -        This 39% improvement has been achieved through:

                  - The continued progress at Cegetel and Maroc Telecom (30% and 27% growth of their operating income respectively);

                  - The progress of the turn-around of Canal+ Group which has a positive quarterly operating income;

                  - The reduction of losses in other cash-draining activities (Internet and Holding & Corporate);

                  - And despite temporary declines in Vivendi Universal Entertainment and Games and an expected decline in Music.

         - On an actual basis, in 2002, operating income was E 894 million, including Veolia Environnement and Vivendi Universal Publishing, and excluding USA Networks entertainment assets.

On a constant currency basis, pro forma operating income growth would have been of 48%.

CASH FLOW FROM OPERATIONS of E 928 million is above the company's expectations, even though it is below last year's level, which was exceptionally high due to the timing of the release schedules by our Music and Film groups at the end of 2001 and beginning of 2002. The strong performance for the first quarter of 2003 was mainly driven by a reduction in the main cash drains (Canal+ Group and Internet). Proportionate cash flow from operations(6) amounted to E 531 million for the group, also much above the company's expectations.

NET DEBT at the end of March 2003 of E 15.3 billion was in line with expectations. It compares with a net debt of approximately E 35 billion (including Veolia Environnement), as of June 30, 2002, and E 12.3 billion on December 31, 2002. As of May 31, 2003, estimated net debt was approximately E 14 billion.

The change in net debt since the beginning of the year reflects the E 4 billion acquisition of 26% of Cegetel Group on January 23, 2003, as well as the impact of closed divestitures totaling E 725 million in enterprise value, including the divestitures of Express-Expansion-Etudiant (E 200 million), Canal+ Technologies (E 190 million), 32.2 million USA Interactive warrants (E 257 million) and other divestitures (E 78 million). It should be noted that since the end of March, Vivendi Universal has completed transactions worth a total E 1.5 billion, including the sale of Telepiu (E 871 million), Hungary Telecom (E 325 million), Comareg (E 135 million) and Sithe Asia ($ 47 million, approximately E 40 million). Year to date, Vivendi Universal has signed divestiture transactions worth a total E 2.9 billion in enterprise value (including E 600 million transactions not yet closed as of June 17, 2003).

------
5 Current businesses are: Cegetel-SFR, Maroc Telecom, UMG, VUE, Canal+ Group, VUG and others including Internet, VTI and Corporate.

6 Defined as cash flow from operations excluding the minority stake in all less than 100% entities for the period reported

In addition, since March 31, 2003, Vivendi Universal has successfully restructured its debt and lengthened its average maturity by completing the placement of E 1.2 billion high-yield notes, implementing a three-year E 2.5 billion bank facility.

COMMENTS ON OPERATING INCOME FOR THE SIX MAIN BUSINESSES:

Cegetel - SFR:
-------------

In millions of euros         Q1 2003 Actual        Q1 2002 Actual         % variation
--------------------         --------------        --------------         -----------
Revenue                           1,781                1,713                  +4%
Operating Income                   465                  359                  +30%

Cegetel-SFR's operating income grew 30% to E 465 million, due to efficient cost management, including subscriber acquisition costs.

SFR revenues increased 6% at E 1,559 million and operating income grew 22% at E 473 million. SFR's customer base grew to 13.7 million customers (including SRR, its subsidiary in La Reunion). SFR's market share on total base increased 1.1 percentage points to 35.3% from 34.2% at end March 2002. ARPU from prepaid customers increased 2% to E 21.2 and ARPU from postpaid customers decreased 3% to E 56.0 mainly due to fixed incoming call tariff decreases imposed by the regulator (-15% as from January 1st, 2003 after - 10% as from March 1st, 2002). Data and Services monthly revenues per average customer rose significantly (54%) to E 4.1. Additionally, SFR was successful in increasing profitability including a 5% reduction in acquisition costs per gross addition (excluding promotions) in the same period.

For Cegetel's fixed telephony services division operating losses were reduced by 72% despite a 6% decline in revenues due to unfavourable impact of year end 2002 decrease in voice pricing and unfavourable traffic mix.

Maroc Telecom:
-------------

In millions of euros                                                                                % variation at
                            Q1 2003 Actual           Q1 2002 Actual           % variation         constant currency
                            --------------           --------------           -----------         -----------------
Revenue                           357                     355                     +1%                    +6%
Operating Income                  138                     109                     +27%                   +32%

Maroc Telecom operating income experienced a strong 27% growth to E 138 million, due to an efficient control of costs.

First quarter 2003 revenues increased by 6% at constant exchange rates. At the end of March, Maroc Telecom had 4,725,000 customers in mobile telephony (a 20% rise year-over-year) and 1,116,000 customers in fixed-line telephony (flat compared with first quarter 2002).

Operating income experienced a strong 27% growth to E 138 million, driving operating margins up by 8 points to 39%, due to lower acquisition costs in the mobile market and to the reduction of other operational costs, including overheads and advertising.

Universal Music Group:

In millions of euros                                                                                % variation at
                            Q1 2003 Actual           Q1 2002 Actual           % variation         constant currency
                            --------------           --------------           -----------         -----------------
Revenue                         1,100                    1,364                    -19%                   -9%
Operating Income                 (28)                      27                      NA                     NA

The margin decline of Universal Music Group was in line with expectations.

The global music market continued to show weakness in the first quarter with an estimated decline of 12%. In this context, Universal Music continued to grow its market share, with strong sales of the debut release by 50 Cent (5.5 million units in the quarter and the best selling release by any company so far this year) and strong carryover sales from 2002 releases by t.A.T.u and the 8 Mile OST featuring Eminem. In the U.S., the music market album unit sales declined 9.9% against the prior year as measured by SoundScan, while UMG increased current album market share 3.5% to 30.9%. Overall, despite these share gains, the revenue of Universal Music declined by 9% on a constant currency basis (decline is 19% taking into account exchange rate fluctuations).

UMG reported an operating loss of E 28 million compared to a profit of E 27 million in the first quarter of 2002, in line with expectations. The margin impact of lower sales and a higher proportion of low margin activity was partly offset by a reduction in marketing costs and lower catalogue amortization expenses as a result of the write down of music catalogues in 2002. Quarter to quarter comparisons are affected by a stronger release schedule during the first quarter of last year.

UMG's major album releases including albums by Enrique Iglesias, Limp Bizkit, Sting and U2, are scheduled for the second half of the year.

Vivendi Universal Entertainment:

In millions of euros                                                                          % variation at
                             Q1 2003 Actual        Q1 2002 Actual         % variation       constant currency
                             --------------        --------------         -----------       -----------------
Revenue                           1,446                1,375                  +5%                  +28%
Operating Income                   213                  148                  + 44%                 +76%

In millions of euros                                  Q1 2002                                % variation at
                             Q1 2003 Actual         Pro Forma(7)         % variation        constant currency
                             --------------         ------------         -----------        -----------------
Revenue                           1,446                1,851                 -22%                  -5%
Operating Income                   213                  276                  -23%                  -6%

On a pro forma basis at constant currency, VUE's operating income declined 6%, mainly due to increased investments in original programming and fewer theatrical releases.

On an actual basis, VUE revenues were up 5% compared to the prior year for the same period and operating income rose 44%. Comparisons with last year are difficult because of the change in perimeter.

On a pro forma basis, which assumes the acquisition of USA Networks occurred on January 1, 2002, and excluding exchange rate fluctuations, VUE's operating income was down 6%. This was primarily due to the television business. This business recorded higher amortization and marketing costs related to increased investment in original programming, which is expected to drive future revenue growth. The decline at

-----
7 Pro forma basis as if the USAi entertainment assets had been consolidated from January 1st, 2002 and the results of Universal Studio international television networks had been reported by Vivendi Universal Entertainment instead of Canal
+.

Universal Parks & Resorts, as a result of lower theme park attendance due to continued softness in the travel industry as well as the timing of the Spring Break, and at Spencer Gifts, due to the soft retail market, was offset by improved operating income in the film business, due to a lighter releases schedule compared with last year.

Looking ahead, VUE's performance for the remaining of 2003 should be driven by strong theatrical releases such as Bruce Almighty, 2 Fast 2 Furious and The Hulk, as well as the strong pick-up in the cable network's upfront ad market.

Canal+ Group:

In millions of euros                                                                                % variation at
                            Q1 2003 Actual           Q1 2002 Actual            % variation        constant currency
                            --------------           --------------            -----------        -----------------
Revenue                          1,166                   1,199                    -3%                    -2%
Operating Income                  158                     (68)                     NA                     NA

Canal+ Group's quarterly operating income is positive

Canal+ Group strong improvement in quarterly operating income was achieved thanks to strong performance from all business units. The group's main business, Pay-TV France, doubled its operating income compared to last year, largely due to the plan initiated in 2002 by the new management to restore profitability. The renegotiation of Club Europe soccer contract resulted in the reversal of a provision which compensated the restructuring charges (social plan and planned move of headquarters) recorded in first quarter 2003.

Other business units showed good progresses, including Poland which savings actions resulted in an improvement of E 22 million compared to the same period last year. Finally, Telepiu, which sale was completed end of April, showed a positive operating income of E 113 million due primarily to a reversal of provision.

Vivendi Universal Games:

In millions of euros                                                                             % variation at
                             Q1 2003 Actual         Q1 2002 Actual           % variation        constant currency
                             --------------         --------------           -----------        -----------------
Revenue                           106                     125                   -15%                   -1%
Operating Income                  (24)                    (1)                    NA                    NA

Vivendi Universal Games performance suffered a temporary decline.

This decline was mainly caused by revenue softness, itself related to the decline of the US dollar, and declining markets for both GameCube games and educational software as well as unfavorable timings of R&D and marketing spend. The performance of VU Games for the remainder of 2003 looks very solid with a strong product release including titles, such as Hulk, the WarCraft III expansion pack, Half Life 2, and several Lord of the Rings titles.

OTHER PROFIT AND LOSS HIGHLIGHTS

FINANCING, NET AND OTHER EXPENSE amounted to - E 326 million. This includes:

         - E 180 million in financial expenses representing an average cost of the debt of around 4.5%;


         - E 146 million of other financial expenses, including E 80 million of foreign exchange losses, E 42 million of net financial provisions, and E 10 million of fees related to the implementation of the refinancing plan of the company;

         - In addition, financial losses for an amount of E 420 million were compensated by the reversal of existing provisions for the same amount and therefore resulting in a neutral impact on the net income. This includes a loss of E 253 million on the sale of 32.2 million USA Interactive warrants, a loss of E 104 million on put options on Vivendi Universal treasury shares, and a cost of E 63 million representing the Veolia Environnement redeemable bonds (ORA) redemption premium.

EXCEPTIONAL ITEMS amounted to a profit of E 81 million, i.e., mainly a capital gain of E 104 million on the sale of Express/Expansion/L'Etudiant, and a loss of E 15 million of the sale of Canal+ Technologies

INCOME TAXES amounted to E 307 million, including E 34 million of taxes on asset sales.

COMMENTS ON THE ADJUSTED NET INCOME

The company's adjusted net income is equal to the net income adjusted for four items (as of March 31, 2003):

         -        E 283 million of goodwill amortization;

         -        E 81 million of exceptional profits on asset sales;

         - E 52 million of additional net financial provisions (E 42 million) and fees related to the implementation of the refinancing plan of the company (E 10 million);

         - E 9 million of impact of these adjustments on the income tax and minority interest.

ANALYST CONFERENCE CALL

Speaker: Mr. Jacques Espinasse, Senior Executive Vice President & Chief Financial Officer

Date : Tuesday June 17, 2003.       2:30 PM Paris time;
                                    1:30 London time;
                                    8:30 EST.

Media invited on a listen only basis.
Conference Call details:

FRANCE: +33 (0)1 70 70 81 99 ou +33 (0)1 70 70 05 18 - Access code: 631894

UK: +44 (0)207 784 1014 - Access Code: 129249

US toll free : (1)800 474 8920 - Access Code: 129249

US : +00 (1)719 457 2727 - Access Code: 12949

WEBCAST DETAILS:

The meeting/call will also be webcast at: http://finance.vivendiuniversal.com

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described in the presentation; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise any forward-looking statements.

CONTACTS :

     Media                                                 INVESTOR RELATIONS
     Paris                                                 PARIS
     Antoine Lefort                                        Daniel Scolan
     +33 (0) 1 71 71 11 80                                 +33 (0) 171 71 32 91
     Agnes Vetillart                                       Laurence Daniel
     +33 (0) 1 71 71 30 82                                 +33 (0) 1 71 71 12 33
     Alain Delrieu
     +33 (0) 1 71 71 10 86                                 NEW YORK
                                                           Eileen McLaughlin
                                                           +(1) 212.572.8961
     New York
     Anita Larsen
     +(1) 212.572.1118

                                VIVENDI UNIVERSAL
                        CONSOLIDATED STATEMENT OF INCOME
                            (French GAAP, unaudited)

                                                                                     Three months ended March 31,
                                                                            2003                                      2002
                                                                        ------------                             --------------
                                                                              (In millions of euros, excluding per share amounts)
REVENUES                                                                E      6 232                             E       14 649
Cost of revenues                                                              (3 631)                                   (10 384)
Selling, general and administrative expenses                                  (1 878)                                    (3 392)
Other operating expenses, net                                                    121                                         21
                                                                        ------------                             --------------
OPERATING INCOME                                                                 844                                        894
Financing expenses                                                              (180)                                      (355)
Financial provisions                                                             378                                       (267)
Other expense                                                                   (524)                                       (57)
                                                                        ------------                             --------------
FINANCING, NET AND OTHER EXPENSE                                                (326)                                      (679)
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, GOODWILL
AMORTIZATION, EQUITY INTEREST AND MINORITY INTEREST                              518                                        215
Exceptional items, net                                                            81                                        (50)
Income tax expense                                                              (307)                                      (262)
                                                                        ------------                             --------------
INCOME (LOSS) BEFORE GOODWILL AMORTIZATION, EQUITY INTEREST AND
MINORITY INTEREST                                                                292                                        (97)
Equity in earnings of disposed businesses (1)                                      7                                         --
Equity in losses of unconsolidated companies                                     (79)                                      (146)
Goodwill amortization                                                           (283)                                      (317)
                                                                        ------------                             --------------
LOSS BEFORE MINORITY INTEREST                                                    (63)                                      (560)
Minority interest                                                               (256)                                      (255)
                                                                        ------------                             --------------
NET LOSS                                                                E      $(319)                            E         (815)
                                                                        ============                             ===============

LOSS PER SHARE                                                                $(0,30)                                     (0,78)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN MILLIONS)                E    1 070,1                             E      1 050,8

(1) In quarter 2003, comprised of the net income of the Consumer Press Division sold in February 2003.

                                VIVENDI UNIVERSAL
                     OPERATING RESULTS BY BUSINESS SEGMENT
                            (French GAAP, unaudited)


                                                                         THREE MONTHS ENDED MARCH 31,
                                                                     ACTUAL (1)                             PRO FORMA (2)
                                                        2003         2002      % Change            2003        2002      %Change
                                                    -----------    ---------   -------           ---------   ----------  -------
                                                               (In millions of euros)                  (In millions of euros)
REVENUES

  Cegetel - SFR                                     E     1 781    E   1 713        4%           E   1 781   E    1 713      4%
  Maroc Telecom                                             357          355        1%                 357          355      1%
  Universal Music Group                                   1 100        1 364      -19%               1 100        1 364    -19%
  Vivendi Universal Entertainment                         1 446        1 375        5%               1 446        1 851    -22%
  Canal+ Group                                            1 166        1 199       -3%               1 166        1 174    -1%

  Vivendi Universal Games(3)                                106          125      -15%                 106          125    -15%
                                                    -----------    ---------     -----           ---------   ----------    ----
                                                          5 956        6 131       -3%               5 956        6 582    -10%
  Others (4)                                                276          353      -22%                 276          353    -22%
                                                    -----------    ---------     -----           ---------   ----------    ----
  TOTAL VIVENDI UNIVERSAL                           E     6 232    E   6 484       -4%           E   6 232   E    6 935    -10%
                                                    ===========    =========     =====           =========   ==========    ====
    (EXCLUDING BUSINESSES SOLD IN 2002 & 2003)

  Vivendi Environnement                                      --        7 500       na
  VUP assets sold during 2002 and 2003 (5)                   --          665       na
                                                    -----------    ---------     -----
  TOTAL VIVENDI UNIVERSAL                           E     6 232    E  14 649      -57%
                                                    ===========    =========     =====


OPERATING INCOME

  Cegetel - SFR                                     E       465    E     359       30%          E      465     E    359     30%
  Maroc Telecom                                             138          109       27%                 138          109     27%
  Universal Music Group                                     (28)         27        na                  (28)          27     na
  Vivendi Universal Entertainment                           213          148       44%                 213          276    -23%
  Canal+ Group                                              158          (68)      na                  158          (57)    na

  Vivendi Universal Games(3)                                (24)         (1)       na                  (24)          (1)    na
                                                    -----------    ---------     -----           ---------   ----------    ----
                                                            922          574       61%                 922          713     29%

  Holding & Corporate                                       (71)         (85)      16%                 (71)         (85)    16%
  Others (4)                                                (7)          (21)      67%                  (7)         (21)    67%
                                                    -----------    ---------     -----           ---------   ----------    ----
  TOTAL VIVENDI UNIVERSAL                           E       844    E     468       80%          E      844     E    607     39%
                                                    ===========    =========     =====           =========   ==========    ====
    (EXCLUDING BUSINESSES SOLD IN 2002 & 2003)

  Vivendi Environnement                                     -            475       na
  VUP assets sold during 2002 and 2003 (5)                  -            (49)      na
                                                    -----------    ---------     -----
  TOTAL VIVENDI UNIVERSAL                           E       844      E   894       -6%
                                                    ===========    =========     =====

(1) Revenues totals represent actual revenues as published in BALO. In order to present meaningful comparative earnings trends for our major businesses, refer to pro forma revenues.

(2) The pro forma information illustrates the effect of the acquisition of the entertainment assets of USA Networks, Inc., the disposal of VUP assets in 2002 & 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Vivendi Environnement using the equity method starting from January 1, 2002. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold) with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Vivendi Universal Entertainment. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2002.

(3) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(4) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and VUP assets not sold during 2002 & 2003 (Comareg and publishing activities in Brazil).

(5) Comprised of the Consumer Press Division sold to the Socpresse Group at the beginning of February 2003, VUP assets sold to Investima 10, which is wholly owned by Natexis Banques Populaires in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002.

                                VIVENDI UNIVERSAL

                 RECONCILIATION OF NET LOSS TO ADJUSTED NET LOSS

                            (French GAAP, unaudited)

                                                                             Three months ended March 31,
                                                                               2003              2002
                                                                             --------          --------
                                                                                 (In millions of euros)
NET LOSS                                                                     E   (319)         E   (815)
Adjustments to Adjusted Net loss
Financial provisions (1)                                                         (378)              267
Realized losses reported in other expense on financial provisions taken
previously (2)                                                                    316
Other non operating, non recurring items reported in other expense(3)             114                66
                                                                             --------          --------


    Subtotal impact on financing, net and other expense                            52               333
Exceptional items, net                                                            (81)               50
Goodwill amortization                                                             283               317
Income tax (expense) benefit on adjustments                                        34                --
Minority interest on adjustments                                                  (25)              (67)
                                                                             --------          --------
ADJUSTED NET LOSS                                                            E    (56)          E  (182)
                                                                             ========          ========

(1) As at March 31, 2003, comprised of reversal of provisions on realized losses (E 316 million), reversal of a provision related to put options on treasury shares (E 104 million) and other net financial provision accrual (-E42 million).

(2) As at March 31, 2003, comprised of loss on the sale of USAi warrants (-E 253 million) and the Vivendi Environnement ORA redemption premium (-E63 millions).

(3) Comprised of losses related to put options on treasury shares (E 104 million as at March 31, 2003 and E 66 million as at March 31, 2002) and fees related to the implementation of the refinancing plan of the Company (E 10 million as at March 31, 2003).